Blue Wolf Mongolia Holdings Corp
Two Sound View Drive
Greenwich, Connecticut 06830

May 11, 2011

VIA EDGAR
Maryse Mills-Apenteng
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:         Blue Wolf Mongolia Holdings Corp.
Registration Statement on Form S-1
Filed April 8, 2011
File No. 333-173419

Dear Ms. Mills-Apenteng:

Blue Wolf Mongolia Holdings Corp. (the “Company”, “it”, “we”, “us” or “our”) is electronically transmitting hereunder our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 6, 2011 regarding our Registration Statement on Form S-1 (the “Registration Statement”) previously filed on April 8, 2011. A marked version of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is enclosed herewith reflecting all changes to the Registration Statement filed on April 8, 2011.  Four clean and four marked copies of this filing are being sent via hand delivery to Michael Johnson.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.	Prior to the effectiveness of your registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the underwriters has received clearance from FINRA.

We note the Staff’s comment and advise the Staff that, prior to effectiveness of the Registration Statement, we will either arrange a call by a FINRA representative to the Staff or send the Staff a copy of the letter confirming that FINRA has no objections to the underwriters’ compensation.

2.	Please tell us whether you intend to register a class of your securities pursuant to Section 12 of the Exchange Act in connection with this offering.

We advise the Staff that, the Company intends to file a Form 8-A to voluntarily register its securities under Section 12 of the Securities Exchange Act of 1934, as amended, in connection with this offering. We have revised Amendment No. 1 (page 3) accordingly.

3.
It appears that you and your affiliates may have the ability to approve a business combination without the concurrence of the independent shareholders. If true, please provide appropriate disclosure to this effect.

We have revised Amendment No. 1 (pages 2 and 72) to clarify that we intend to consummate our initial business combination without a shareholder vote pursuant to the tender offer rules of the SEC and as a result, we may consummate our initial business combination even if holders of a majority of our public shares do not approve of the business combination.

4.
Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

We advise the Staff that we have filed additional exhibits, including the form of legal opinion, together with Amendment No. 1.  We will submit the remainder of the exhibits with a subsequent amendment of the Registration Statement.

Summary, page 1

5.
Please strive to eliminate the use of redundant and repetitive disclosure throughout your prospectus. You may need to evaluate and/or reconsider the manner in which you have presented the information so that your disclosure is consistent with the principles set forth in Rule 421 (b) of Regulation C. For example, your summary is 20 pages long, repeats information from elsewhere in your document, and does not consistently present key aspects of your offering in clear, plain language, such as, by way of example only, the proceeds to be held in the trust account as discussed on page 9. Please revise the summary section specifically and throughout as appropriate.

We have revised Amendment No. 1 (page 1) to eliminate certain redundant and repetitive disclosure in response to the Staff’s comment.

6.	Please specifically disclose the factual basis for and provide support in your response letter for beliefs and opinions expressed in the registration statement, including, for example, the following:

•	The Mongolian economy is growing rapidly; and

•	While the growth rate of China’s GDP in 2010 was just over 10%, the GDP for these provinces grew at more than 15% over the same time period.

We have revised Amendment No. 1 (pages 2 and 72) to disclose that the basis for the statement in the first bullet point is based on a report prepared by one of Mongolia’s banks, a copy of which is attached hereto as Annex A (Golomt Bank Report, January 2011). Specifically, the charts on page 27 of the report demonstrate a sharp upward trend in Mongolia’s nominal GDP and GDP per capita, which is a good proxy for the growth of the Mongolian economy. For 2010, the nominal GDP for Mongolia increased approximately 50% and GDP per capita for Mongolia increased approximately 25%.

With respect to the second bullet point, the CIA Fact Book, a copy of which is attached hereto as Annex C, states that 2010 GDP for China was 10.3%. A research report published by Deutsche Bank Global Markets Research, a copy of which is attached as Annex D, states that states that 2010 GDP for Inner Mongolia was 14.9%. We have revised Amendment No. 1 (pages 2 and 73) to update the disclosure regarding the growth rate of Inner Mongolia.

7.
We note your disclosure that you have not contacted any potential target businesses nor initiated, whether directly or indirectly, any discussions with respect to effecting any potential business combination. Please clarify whether you have been contacted with respect to a potential business combination. Please revise your disclosure to clarify whether any evaluations and/or discussions of potential acquisition candidates occurred before Blue Wolf’s incorporation.

We have revised Amendment No. 1 (page 1) to clarify that there have been no communications, evaluations or discussions regarding a potential initial business transaction between any of our officers, directors or our sponsor and any potential acquisition targets either prior or subsequent to the Company’s incorporation.

8.
Please revise to decrease or eliminate the bulleted definitions. Glossaries are generally inappropriate in the summary. Instead, revise as appropriate so that your disclosure is clear from its context and use everyday language. See Rule 421(b)(3) of Regulation C.

We have revised Amendment No. 1 (page 1) to decrease the number of bulleted definitions.

9.	Please briefly explain the function and role of your sponsor.

We have revised Amendment No. 1 (page 2) in response to the Staff’s comment.

10.
We note the detailed descriptions in your summary of the business experience of “certain” members of your management team. Such detailed descriptions of management’s experience are not appropriate for the summary. In addition, the descriptions contained in the summary appear identical to the descriptions contained in the Proposed Business section of your prospectus. The prospectus summary should not merely repeat the text of the prospectus but should provide a brief overview of the key aspects of the offering. See Item 503(a) of Regulation S-K. To the extent you retain any description of management’s experience in your summary, please identify the three members of your management team and limit your discussion to a succinct, high-level overview.

We have revised Amendment No. 1 (pages 2-3) in response to the Staff’s comment.

The Offering

General, page 5

11.	We note your disclosure regarding the sponsor warrants. Please expand your disclosure in an appropriate section to discuss how you determined the pricing of the sponsor warrants.

We have revised Amendment No. 1 (page 123) to clarify that the pricing for the sponsor warrants was determined in negotiations between the sponsor and the underwriter, with reference to the prices paid by sponsors for such warrants in special purpose acquisition companies which have recently consummated their initial public offerings. Specifically, we advise the Staff that the sponsors in both SCG Financial Acquisition Corp. and RLJ Acquisition, Inc. purchased their respective sponsor warrants for $0.75 per warrant.

12.
You disclose that you will not pay any fee, reimbursement, or other cash payment to your insiders prior to the consummation of an initial business combination. Please revise to clarify whether this statement is designed to encompass all forms of compensation - such as stock, options, etc.

We have revised Amendment No. 1 (page 16) in response to the Staff’s comment.

13.	Please disclose how you will resolve any disputes relating to whether a public stockholder is acting “in concert” or as “a group” in determining whether to restrict conversion rights.

We have revised Amendment No. 1 (pages 14 and 83) to clarify that the Company will handle any disputes regarding whether a public shareholder is acting in concert or as a “group” either by requiring certifications under the penalty of perjury to such effect by public shareholders or via adjudication in court.

Risk Factors

We may engage in our initial business combination …, page 35

14.
You state that potential conflicts of interest may exist and, as a result, the terms of the business combination may not be as advantageous to your public shareholders as they would be absent any conflicts of interest. Please explain how your officers and directors will comply with their duties to your shareholders required by law.

We have revised Amendment No. 1 (page 37) to clarify that our directors have a fiduciary duty to, and have advised us that they will, act in the best interests of our shareholders, whether or not a conflict of interest exists.

Use of Proceeds, page 52

15.	Please revise your disclosure to discuss how you determined the amounts of possible expenses you anticipate incurring in searching for a target business.

We have revised Amendment No. 1 (page 57) to clarify that management determined the amount of possible expenses based on its prior experience in acquiring companies as well as based on comparable expenses incurred by similar special purpose acquisition companies.

16.	Please revise to include the underwriting commissions in the total offering expenses or clearly distinguish these costs as a separate expense by underscoring such amounts.

We have revised Amendment No. 1 (page 55) to provide the requested disclosure.

Dilution, page 59

17.
Please provide the calculations that support the net tangible book value before this offering of $(0.04). To the extent that the denominator excludes the 262,500 sponsor shares that are subject to forfeiture should the underwriters not exercise their overallotment, please explain further how you determined that such shares should be excluded from your calculations of net tangible book value before the offering.

We have revised Amendment No. 1 (page 61) to revise our calculation of net tangible book value before this offering to $(0.03).  We reviewed our calculation and determined that the denominator should be changed to include the 262,500 founder shares that are subject to forfeiture should the underwriters not exercise their overallotment.  We believe the revised calculation more accurately reflects the true “net tangible book value before this offering”.  The revised calculation for “net tangible book value before this offering” is as follows: $61,500 (net tangible book value before this offering) / 2,012,500 (ordinary shares outstanding prior to this offering) = $(0.03).

Proposed Business

Opportunities in Mongolia, page 66

18.
Please provide support for the following statements. Where you rely on third-party sources, for example, Golomt Bank, please provide us with copies of the reports or other written documents relied upon, marked to highlight the relevant sections you reference. In addition, please tell us whether any of the reports or source documents relied upon were commissioned by you.

•	Golomt Bank, one of Mongolia’s three largest banks, estimates the value of the proven reserves of the 11 biggest mines in the country at $1.5 trillion.
•	Official surveys show that approximately 75% of Mongolia has yet to be properly explored for mining deposits.
•	Golomt Bank, a bank based in Ulaanbaatar, Mongolia, expects GDP to rise from $6.0 billion in 2010 to between $25.0 billion and $30.0 billion by 2015 to 2017.
•	GDP growth in 2010 is estimated to have been 15%.
•	In 2011, the rate of growth is expected to accelerate to 30%, and then to accelerate to more than 40% in 2012 and 2013.
•	Tavan Tolgoi, which contains coal deposits in excess of 6.0 billion tons, and the second new, major project, will start production shortly thereafter.
•	Currently, less than 25% of the country has been properly explored so the potential for the discovery and development of large, new ore bodies remains substantial.
•	The government has laid out ambitious plans to build approximately 8,000 kilometers of roads and 5,000 kilometers of railways.
•	GDP per capita is expected to increase from approximately $2,000 currently to $10,000 in 2015 to 2017.

We have provided the Staff with marked copies of the third-party sources referenced in Amendment No. 1, with cross-references to the applicable disclosure.  We advise the Staff that the Company has received updated reports since the initial filing and has updated its disclosure in Amendment No. 1 accordingly. None of the reports were commissioned by the Company or its affiliates.

Set forth below are the Company’s sources for each of the bullet points in the Staff’s comment:

•	Golomt Bank, one of Mongolia’s three largest banks, estimates the value of the proven reserves of the 11 biggest mines in the country at $1.5 trillion.

Based on a new report issued by Golomt Bank, this estimate has been revised to state that the proven reserves of the ten biggest mines is approximately $2.4 trillion. See page 11 of Annex A.

•	Official surveys show that approximately 75% of Mongolia has yet to be properly explored for mining deposits.

While there are no official statistics on this point, the Company’s officers have been advised by the Mineral Resource and Petroleum Authority of Mongolia that there are currently 4,300 exploration licenses outstanding, covering approximately 16% of the surface area of Mongolia. Accordingly, there are no outstanding exploration licenses for approximately 84% of the surface area of Mongolia. In addition, the Company’s officers have been advised that survey maps prepared to the detail of 1:50,000 (a level necessary prior to undertaking mining activities) only cover 30% of the surface area of Mongolia. Accordingly, approximately 70% of Mongolia has not been surveyed in sufficient detail for mining activities. Based on the foregoing statistics, the Company’s management estimates that only approximately 25% of Mongolia has been properly explored, and thus approximately 75% of the country has not been properly explored.

•	Golomt Bank, a bank based in Ulaanbaatar, Mongolia, expects GDP to rise from $6.0 billion in 2010 to between $25.0 billion and $30.0 billion by 2015 to 2017.

Based on a new report issued by Golomt Bank, this sentence has been revised to state that Golomt Bank expects GDP to rise to $25.0 billion by 2015. See page 27 of Annex A.

•	GDP growth in 2010 is estimated to have been 15%.

According to the chart set forth on page 27 of Annex A, GDP per capita for 2010 was $2,038, an increase of approximately 25% from 2009. After deducting inflation of 10%, the estimated GDP growth in 2010 was 15%.

•	In 2011, the rate of GDP per capita growth is expected to accelerate to 30%, and then to accelerate to more than 40% in 2012 and 2013.

Based on a new report issued by Golomt Bank, the Company has revised this sentence to state that rate of GDP per capita growth is expected to accelerate to 30% in 2011 and 2012 and then to 40% in 2013.  See GDP estimates on page 27 of Annex A.

•	Tavan Tolgoi, which contains coal deposits in excess of 6.0 billion tons, and the second new, major project, will start production shortly thereafter.

See page 11 of Annex A.

•	Currently, less than 25% of the country has been properly explored so the potential for the discovery and development of large, new ore bodies remains substantial.

See the Company’s response to the second bullet point above.

•	The government has laid out ambitious plans to build approximately 8,000 kilometers of roads and 5,000 kilometers of railways.

See page 3 of Annex B (prepared by the Ministry of Infrastructure, Transportation, Construction & Urban Development of Mongolia), which includes a map of the planned railways for Mongolia. The sum of the distances for the planned railways equals approximately 5,000 kilometers. Page 17 of Annex B notes the government’s plan to build approximately 8,000 kilometers of roads in Mongolia.

•	GDP per capita is expected to increase from approximately $2,000 currently to $10,000 in 2015 to 2017.

Based on a new report issued by Golomt Bank, the Company has revised this sentence to state that estimated GDP for 2015 is $8,000. See page 27 of Annex A.

Business Strategy, page 68

19.
You indicate that “[e]ach of our officers has agreed ... to present to us for our consideration, prior to presentation to any other entity, any business opportunity with an enterprise value of $60.0 million or more, subject to any pre-existing fiduciary or contractual obligations he might have.” Please tell us how these agreements were memorialized. To the extent any arrangements have been documented in writing, please file copies of the arrangements as exhibits to your registration statement. Further, please elaborate on the potential or existing fiduciary duties and pre-existing contractual obligations of your officers. Consider providing examples of fiduciary duties or preexisting contractual obligations to which your officers may be or are subject which may affect Blue Wolf. This information should also be disclosed in your “Conflicts of Interest” section.

We advise the Staff that the obligations of each of our officers to present us with certain opportunities will be memorialized in a Letter Agreement to be entered into between each of the officers and the Company, a form of which we will file as Exhibit 10.2 to the Registration Statement.  In addition, Blue Wolf Fund, L.P. and Composite Capital, LLC, affiliates of our officers, will each enter into a Right of First Refusal Agreement, a form of which we will file as Exhibit 10.10 to the Registration Statement, pursuant to which they will grant the Company a right of first refusal for any investment in excess of $60,000,000. We have revised Amendment No. 1 (page 75) to clarify the disclosure and provide a cross-reference to the more detailed disclosure in the “Conflicts of Interest” section.

Competitive Strengths, page 70

20.
You state “[a]s an existing public company, we offer a target business an alternative to the traditional initial public offering through a merger or other business combination.” Please balance your disclosure by noting that while your status as a public company may be attractive to some potential businesses, the blank check type structure may be a deterrent in acquiring others.

We have revised Amendment No. 1 (page 75) to provide the requested disclosure.

Certain Relationships and Related Party Transactions, page 105

21.	We are unable to locate the disclosure required by Item 404(b) of Regulation S-K. Please advise or revise.

We have revised Amendment No. 1 (page 114) to provide the requested disclosure.

Note 1. Organization and Business Operations

Fiscal Year End, page F-7

22.
We note that you have selected February 28th as the company’s fiscal year end. However, we further note your references throughout the registration statement to fiscal year ending December 31, 2012. Specifically, we refer you to disclosures on pages 42, 64 and 94. Please revise accordingly.

We have revised Amendment No. 1 (pages 45, 67 and 101) to update the Company’s fiscal year end to February 28th.

       * * **

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Douglas S. Ellenoff, Esq., Stuart Neuhauser, Esq. or Joshua Englard, Esq., each at (212) 370-1300.

Very truly yours,

/s/ Lee Kraus

Lee Kraus

cc:          Ellenoff Grossman & Schole LLP
Skadden, Arps, Slate, Meagher & Flom LLP
Michael Johnson, Esq.